HAGEMEYER

Filenr. 082-04865

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE ++31 35 695 76 11, FAX ++31 35 695 77 03

RECEIVED
2005 DEC 30 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LEGAL DEPARTMENT

Direct line 6957

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United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
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Washington, D.C. 20549
U.S.A.

05013609

Naarden, 16 November 2005

SUPPL

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Enc.

12/30

Filenr. 082-04865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 23 September 2005

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
15-11-2005	English and Dutch	New CEO for Hagemeyer UK
27-10-2005	English and Dutch	Hagemeyer Trading Update: Third Quarter 2005.

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

Nieuwe CEO voor Hagemeyer UK

Hagemeyer maakt bekend dat John Hogan (44) is aangetrokken als de nieuwe CEO voor Hagemeyer in het Verenigd Koninkrijk en Ierland. Hij heeft als opdracht de afronding van de turnaround van Hagemeyer UK en de realisatie van het groeipotentieel van Hagemeyer UK. Zijn benoeming tot CEO van Hagemeyer UK en Ierland en tot lid van Hagemeyers PPS Executive Committee gaat in per 21 november 2005.

John Hogan is een ervaren chief executive met een imposante staat van dienst bij internationale pakket, vracht en logistieke ondernemingen. Zijn meest recente functie was die van Managing Director voor het Verenigd Koninkrijk en Ierland bij DHL Express.

Rudi de Becker, CEO van Hagemeyer: "Het doet ons genoegen dat wij een zo ervaren CEO aan boord hebben kunnen krijgen met een succesvolle loopbaan in een verwante activiteit waar service en operationele efficiency de sleutel zijn tot succes."

John trad in 1987 in dienst bij Securicor in Londen, een toonaangevende onderneming in het Verenigd Koninkrijk op het gebied van pakketverzending en logistiek en vervulde een aantal operationele functies alvorens de algehele leiding van de activiteiten in zijn geboorteland Ierland op zich te nemen. Vervolgens werd hij in 1999 benoemd tot CEO van Securicor Omega Express UK. In 2001 werd hij gepromoveerd tot CEO van Securicor Omega Holdings, een joint venture tussen Securicor plc en Deutsche Post World Net. In 2003 werd hij aangezocht om leiding te geven aan de nieuwe DHL Express pakket-, vracht- en logistieke diensten in het Verenigd Koninkrijk en Ierland, ontstaan als gevolg van acquisities door Deutsche Post.

John Hogan: "Hagemeyer UK is een dynamisch bedrijf met een enorm potentieel. Ik zie er naar uit om leiding te geven aan de onderneming op weg naar een zeer succesvolle en winstgevende toekomst."

Naarden, 15 november 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf
Tel: 035 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer realiseerde een netto omzet van € 4,1 miljard over de eerste negen maanden van 2005 (volledig jaar 2004: € 5,4 miljard) en heeft circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in meer dan 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden.

082-04865

RECEIVED
2005 DEC 30 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

New CEO for Hagemeyer UK

Hagemeyer is pleased to announce that John Hogan (44) has been recruited as the new CEO for Hagemeyer UK and Ireland. His mission is to complete the Hagemeyer UK turnaround and realise the growth potential of the Hagemeyer UK business. His appointment as CEO of Hagemeyer UK and Ireland and as a member of the Hagemeyer PPS Executive Committee will take effect from 21 November 2005.

John Hogan is an experienced chief executive with an impressive track record in international parcel, freight and logistics businesses. His most recent position was Managing Director for the UK and Ireland at DHL Express.

Rudi de Becker, CEO of Hagemeyer, stated: "We are delighted to be able to bring on board an experienced CEO with a successful track record in a related business where customer service and operational efficiency are key to success."

John joined Securicor, a leading UK parcels and logistics company, in London in 1987 and carried out a number of operational roles before taking on the overall management of the company's operation in his native Ireland, going on to become CEO of Securicor Omega Express UK in 1999. In 2001 he was promoted to CEO of Securicor Omega Holdings, a joint venture between Securicor plc and Deutsche Post World Net. He was selected in 2003 to lead the new DHL express parcel, freight and logistics businesses in the UK and Ireland, created as a result of acquisitions by Deutsche Post.

John Hogan said: "Hagemeyer UK is a dynamic company with tremendous potential. I am really looking forward to leading the company towards a very successful and profitable future."

Naarden, 15 November 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer had net revenues of € 4.1 billion in the first nine months of 2005 (full year 2004: € 5.4 billion) and employs approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in more than 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, Postbus 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX 035 6944396, e-mail press@hagemeyer.com, website: www.hagemeyer.com

PERSBERICHT

HAGEMEYER TRADING UPDATE: DERDE KWARTAAL 2005 *

Hoofdpunten

- **Netto omzet voor de Groep in het derde kwartaal van 2005: € 1.438 miljoen; autonome groei 4,3% (eerste halfjaar 2005: 3,2%)**
- **Autonome omzetgroei voor PPS activiteiten: 4,8% - op basis van een gelijk aantal werkdagen - in het derde kwartaal van 2005 (eerste halfjaar 2005: 4,5%)**
- **Omzetafname ACE activiteiten teruggebracht van 12,1% in het eerste halfjaar 2005 tot 3,5% in het derde kwartaal van 2005**
- **Vooruitzichten 2005 en daarna herbevestigd**

Autonome omzetgroei[1]

	9 maanden 2005	Kw3 2005	HJ1 2005	Kw2 2005	Kw1 2005	9 maanden 2004	Kw3 2004
Gelijk aantal werkdagen							
PPS	4,7%	4,8%	4,5%	4,1%	4,9%	2,6%	3,5%
Niet aangepast voor werkdagen							
PPS	4,6%	4,9%	4,5%	7,0%	1,9%	3,3%	3,8%
Agencies/ CE	-9,1%	-3,5%	-12,1%	-15,5%	-7,6%	4,0%	4,3%
Totaal Groep	3,6%	4,3%	3,2%	5,1%	1,2%	3,4%	3,8%

[1] Autonome omzetgroei: omzetgroei ten opzichte van dezelfde periode van vorig jaar en exclusief het effect van wisselkoersen en desinvesteringen en acquisities

Rudi de Becker, CEO:

De omzetgroei in onze PPS activiteiten is versneld van 4,1% in het tweede kwartaal naar 4,8% in het derde kwartaal. De belangrijkste bijdrage aan deze positieve ontwikkeling werd geleverd door Duitsland, waar wij marktaandeel blijven winnen, Spanje en Noord-Amerika. In het Verenigd Koninkrijk hebben wij besloten om belangrijke verkoopinitiatieven uit te stellen tot het vierde kwartaal en ons in plaats daarvan te blijven concentreren op het verbeteren van de brutomarges, het terugbrengen van de kosten en het verder stroomlijnen van onze nieuwe logistieke structuur. Daarom bleef de omzetontwikkeling in het Verenigd Koninkrijk over het derde kwartaal vlak. De combinatie van uitstekende serviceniveaus, een uitbreiding van het verkoopteam met bijna 50% bij onze belangrijkste werkmaatschappij in het Verenigd Koninkrijk en de start van een spectaculaire verkoopcampagne in het vierde kwartaal zou moeten leiden tot een hogere omzetgroei in het Verenigd Koninkrijk. De lucht lijkt ook op te klaren voor onze Agencies en Consumer Electronics activiteiten, waar in het derde kwartaal sprake was van een aanzienlijke verbetering van de omzetdaling. Op basis van de voortdurende positieve ontwikkeling van onze activiteiten in het derde kwartaal hebben wij alle reden om vertrouwen te houden in 2005 en daarna."

* Alle cijfers zijn voorlopig. Er is geen accountantscontrole toegepast.

GROEPS OVERZICHT

Netto omzet (x € miljoen)	**9 maanden 2005**	**Kw3 2005**	HJ1 2005	Kw2 2005	Kw1 2005	9 maanden 2004	Kw3 2004
PPS	**3.801**	**1.334**	2.467	1.292	1.175	3.707	1.278
Agencies/ CE	**278**	**104**	173	94	79	323	107
Totale netto omzet	**4.079**	**1.438**	2.640	1.386	1.254	4.030	1.385
Netto senior schuld[1]	**277**	**277**	297	297	253	522	522
Achtergestelde converteerbare obligaties[2]	**285**	**285**	285	285	285	150	150

[1] Netto senior schuld per einde van de rapportage periode. [2] Achtergestelde converteerbare obligaties tegen nominale waarde.

OMZETONTWIKKELING

De netto omzet van de Groep over het derde kwartaal bedroeg € 1.438 miljoen (derde kwartaal 2004: € 1.385 miljoen). De autonome omzetgroei was 4,3% of € 58 miljoen.

Als gevolg van het netto effect van desinvesteringen en acquisities nam de omzet over het derde kwartaal af met € 19 miljoen, voornamelijk als gevolg van de desinvesteringen van Hagemeyer Asia Pacific (HAPE) per 1 april 2005 en van onze PPS activiteiten in India in september 2004.

Wisselkoersmutaties hadden een positief effect op de netto omzet van € 14 miljoen.

De autonome groei voor de PPS activiteiten in het derde kwartaal was 4,9% (eerste halfjaar 2005: 4,5%). Duitsland, Spanje en Noord-Amerika leverden de belangrijkste bijdrage aan deze groei.

FINANCIELE POSITIE

De totale netto senior schuld van de Groep nam af van € 297 miljoen per 30 juni 2005 tot € 277 miljoen per 30 september 2005.

Deze daling van de netto senior schuld in het derde kwartaal is voornamelijk toe te schrijven aan een positieve kasstroom in de periode.

VOORUITZICHTEN

Wij herbevestigen onze vooruitzichten voor 2005 en daarna.

- Voor 2005 verwachten wij:
  - een verdere toename van onze netto omzet, mits onze markten niet verslechteren;
  - besparingen in de operationele lasten te realiseren die tenminste de inflatoire en volume-gerelateerde kostenmutaties zullen compenseren;
  - een bedrijfsresultaat vóór bijzondere posten te realiseren van tenminste € 70 miljoen (HJ1 2005: € 10 miljoen);
  - te voldoen aan de financiële convenanten per 31 december ten aanzien van de senior krediet-faciliteit;
  - in het tweede halfjaar minder dan € 15 miljoen aan bijzondere lasten te boeken; en
  - een positief netto resultaat (voor mogelijke reële waarde-aanpassing van de optiecomponent van de achtergestelde converteerbare obligaties) te realiseren in het tweede halfjaar van 2005.

- Voor 2006 verwachten wij weer winstgevend te zijn (een positief netto resultaat vóór mogelijke reële waarde-aanpassing van de optiecomponent van de achtergestelde converteerbare obligaties).

- Voor 2007 blijft de doelstelling voor onze kernactiviteit PPS om een Return on Invested Capital (ROIC) van 9% te realiseren, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen 7% en 10% en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de brutomarge te realiseren.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

Autonome groei[1]	**9 maanden 2005**	**Kw3 2005**	HJ1 2005	Kw2 2005	Kw1 2005	9 maanden 2004	Kw3 2004
PPS Europa	**4,2%**	**3,2%**	4,6%	3,6%	5,3%	2,9%	2,9%
PPS Duitsland	***3,8%***	***5,8%***	*2,6%*	*3,3%*	*1,8%*	*-9,7%*	*-10,0%*
PPS VK	***0,3%***	***-0,2%***	*0,6%*	*-0,2%*	*1,3%*	*5,4%*	*4,9%*
PPS Overig Europa	***7,1%***	***4,4%***	*8,2%*	*6,2%*	*10,1%*	*9,2%*	*9,6%*
PPS Noord-Amerika	**7,2%**	**9,8%**	5,8%	7,2%	4,2%	2,9%	5,9%
PPS USA	***6,4%***	***9,4%***	*4,8%*	*5,9%*	*3,7%*	*4,0%*	*8,2%*
PPS Azië-Pacific	**2,1%**	**1,9%**	1,4%	0,1%	4,1%	-0,7%	2,4%
PPS totaal	**4,7%**	**4,8%**	4,5%	4,1%	4,9%	2,6%	3,5%

[1] Autonome groei: omzetgroei op basis van een gelijk aantal werkdagen ten opzichte van dezelfde periode van vorig jaar, exclusief het effect van wisselkoersmutaties en desinvesteringen en acquisities.

De netto omzet voor de PPS activiteiten bedroeg in het derde kwartaal € 1,334 miljoen (derde kwartaal 2004: € 1,278 miljoen). De autonome groei was € 62 miljoen. Op basis van een gelijk aantal werkdagen was de autonome groei 4,8% (eerste halfjaar 2005: 4,5%; derde kwartaal 2004: 3,5%). Door desinvesteringen nam de omzet in het derde kwartaal af met € 16 miljoen. Wisselkoersmutaties hadden een positief effect van € 10 miljoen.

Europa

De autonome groei over het derde kwartaal van 2005 bedroeg 3,2% (eerste halfjaar 2005: 4,6%). In het derde kwartaal van 2004 nam de omzet met 2,9% toe.

Duitsland

Onze omzet nam in het derde kwartaal met 5,8% toe, ten opzichte van een omzetdaling van 10% in dezelfde periode van vorig jaar en een toename van 2,6% in de eerste helft van dit jaar. Gedurende 2005 heeft Hagemeyer marktaandeel teruggewonnen in een verder teruglopende elektrotechnische groothandelsmarkt in Duitsland. Zowel Constructie en Installatie (C&I) als het industriële segment droegen bij aan de omzetgroei. Deze positieve ontwikkeling is het resultaat van de combinatie van uitstekende service, een aanzienlijke versterking van de verkooporganisatie en het vestigingennetwerk en het gevolg van creatieve marketing- en verkoopcampagnes.

Verenigd Koninkrijk

De omzet in het Verenigd Koninkrijk was in het derde kwartaal nagenoeg vlak (-0.2%) ten opzichte van een geringe groei over het eerste halfjaar van 2005 (0,6%). Wij hebben besloten om belangrijke verkoopinitiatieven uit te stellen tot het vierde kwartaal en ons in plaats daarvan te blijven concentreren op het verbeteren van de brutomarges, het terugbrengen van de kosten en het verder stroomlijnen van onze nieuwe logistieke structuur. De combinatie van uitstekende serviceniveaus, een uitbreiding met bijna 50% van het verkoopteam van onze belangrijkste werkmaatschappij in het Verenigd Koninkrijk en een voor het vierde kwartaal geplande spectaculaire verkoopcampagne zou moeten resulteren in omzetgroei in het Verenigd Koninkrijk. Verdere aanzienlijke voortgang werd geboekt bij andere belangrijke aspecten van onze activiteiten in het Verenigd Koninkrijk. De brutomarges verbeteren en de operationele lasten blijven dalen. Daarom bevestigen wij onze eerdere vooruitzichten voor het Verenigd Koninkrijk. Dit betekent dat wij verwachten in 2005 het negatieve bedrijfsresultaat van 2004 te halveren en in 2006 weer een positief bedrijfsresultaat te realiseren.

Overig Europa

In de regio Nordics was in het derde kwartaal sprake van een groei van 2,9% in vergelijking met een groei van 10,7% over het eerste halfjaar van 2005. Dit lagere groeipercentage is hoofdzakelijk het gevolg van een daling van de omzet aan de telecom-sector. De omzet aan de woningbouw en nutsbedrijven bleef sterk.

In Spanje nam onze omzet in het derde kwartaal met 9,6% toe. Dit betekent een verdere toename van ons marktaandeel. Zowel onze activiteiten in C&I als in het industriële segment droegen aan deze groei bij.

Noord-Amerika

Noord-Amerika realiseerde een sterke omzetgroei van 9,8%. In de VS bedroeg de autonome groei over het derde kwartaal 9,4%. Wij profiteerden van een sterke markt, zowel in C&I als in het industriële segment, en van toegenomen overheidsuitgaven tegen het einde van het federale budgetjaar.

Azië-Pacific

In Azië-Pacific bedroeg de omzetgroei over het derde kwartaal 1,9%. De markt voor woningbouw in Australië blijft onder druk. In de mijnbouwsector en het industriële segment in het algemeen is sprake van goede omzetgroei.

* Alle cijfers zijn voorlopig. Er is geen accountantscontrole toegepast.

AGENCIES / CONSUMER ELECTRONICS

Autonome groei [1]	**9 maanden 2005**	**Kw3 2005**	HJ1 2005	Kw2 2005	Kw1 2005	9 maanden 2004	Kw3 2004
Agencies/CE	**-9,1%**	**-3,5%**	-12,1%	-15,5%	-7,6%	4,0%	4,3%

[1] Autonome groei: omzetgroei niet aangepast voor werkdagen, ten opzichte van dezelfde periode van vorig jaar en exclusief het effect van wisselkoersen en desinvesteringen en acquisities.

In onze Agencies en Consumer Electronics activiteiten was sprake van een verbetering van de omzetdaling van 12,1% over het eerste halfjaar tot 3,5% in het derde kwartaal. Nieuw gelanceerde producten droegen bij aan deze verbetering. De omzet over het derde kwartaal bedroeg € 104 miljoen (derde kwartaal 2004: € 107 miljoen).

Wisselkoersmutaties hadden een positief effect op de omzet van € 4 miljoen. Het netto effect van desinvesteringen (de beëindiging van bepaalde agentschappen in Australië) en acquisities leidde tot € 3 miljoen lagere omzet over het derde kwartaal.

Recentelijk werd ook overeenstemming bereikt over de beëindiging van onze betrokkenheid bij de Fuji Film activiteiten in Nederland, zoals aange-kondigd in ons persbericht van 25 juli 2005. Per 31 oktober 2005 zullen deze activiteiten worden voortgezet door Fuji Photo Film (Europe) GmbH. De invloed van deze transactie op het resultaat zal minimaal zijn.

Naarden, 27 oktober 2005
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie:

Emilie de Wolf
Investor Relations & Group Communications
Tel: 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder die met betrekking tot zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses. Deze vooruitzichten omvatten niet het effect van thans onvoorziene toekomstige reële waarde-aanpassingen en/of waardeverminderingen.

Hagemeyer realiseerde een netto omzet van € 4,1 miljard over de eerste negen maanden van 2005 (volledig jaar 2004: € 5,4 miljard) en heeft circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in meer dan 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal kleinere landen in Azië.

Het hoofdkantoor van Hagemeyer is gevestigd in Naarden.

Autonome omzetgroei[1] - niet aangepast voor werkdagen

	9 maanden 2005	Kw3 2005	HJ1 2005	Kw2 2005	Kw1 2005	9 maanden 2004	Kw3 2004
PPS Europa	4,1%	3,4%	4,5%	7,2%	1,7%	3,8%	3,3%
PPS Duitsland	*3,8%*	*5,8%*	*2,6%*	*6,7%*	*-1,4%*	*-8,8%*	*-8,6%*
PPS VK	*-0,2%*	*-0,2%*	*-0,2%*	*3,1%*	*-3,4%*	*5,9%*	*4,9%*
PPS Overig Europa	*7,3%*	*4,8%*	*8,7%*	*10,1%*	*7,1%*	*10,3%*	*9,7%*
PPS Noord-Amerika	7,3%	9,9%	5,9%	7,6%	4,0%	3,5%	6,1%
PPS USA	*6,4%*	*9,4%*	*4,8%*	*5,9%*	*3,7%*	*4,5%*	*8,2%*
PPS Azië-Pacific	1,3%	2,1%	0,8%	4,0%	-2,6%	-0,3%	1,4%
PPS totaal	4,6%	4,9%	4,5%	7,0%	1,9%	3,3%	3,8%
Agencies/CE	-9,1%	-3,5%	-12,1%	-15,5%	-7,6%	4,0%	4,3%
Groep totaal	3,6%	4,3%	3,2%	5,1%	1,2%	3,4%	3,8%

[1] Autonome omzetgroei: omzetgroei, niet aangepast voor werkdagen, ten opzichte van dezelfde periode van vorig jaar, exclusief het effect van wisselkoersen en desinvesteringen en acquisities.

082-04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396, e-mail: press@hagemeyer.com, website: www.hagemeyer.com

PRESS RELEASE

HAGEMEYER TRADING UPDATE: THIRD QUARTER 2005*

Highlights

- **Group revenue of € 1,438 million, organic growth of 4.3% in Q3 2005 (HY1 2005: 3.2%)**
- **Q3 2005 organic revenue growth of 4.8% in PPS business, based on the same number of working days (HY1 2005: 4.5%)**
- **Revenue decline for ACE business reduced from 12.1% in HY1 2005 to 3.5% in Q3 2005**
- **Outlook for 2005 and beyond reconfirmed**

Organic revenue growth[1]

	9 months 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005	9 months 2004	Q3 2004
Same number of working days							
PPS	4.7%	4.8%	4.5%	4.1%	4.9%	2.6%	3.5%
Not adjusted for working days							
PPS	4.6%	4.9%	4.5%	7.0%	1.9%	3.3%	3.8%
Agencies/CE	-9.1%	-3.5%	-12.1%	-15.5%	-7.6%	4.0%	4.3%
Group total	3.6%	4.3%	3.2%	5.1%	1.2%	3.4%	3.8%

[1] Organic revenue growth: revenue growth compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions

Rudi de Becker, CEO:

"Sales growth in our PPS business accelerated from 4.1% in Q2 to 4.8% in Q3. The main contributors to this positive development were Germany, where we continued to gain market share, Spain and North America. In the UK, we decided to postpone major sales initiatives until Q4, and instead to continue to concentrate on improving gross margins, reducing costs and further streamlining our newly restructured logistics. Q3 sales in the UK therefore remained flat. The combination of excellent customer service levels, an increase of the sales force of our main UK operating company by almost 50% and the launch of a spectacular sales campaign in Q4 should lead to improved sales growth in the UK. The skies also seem to be brightening for our Agencies and Consumer Electronics business, where the rate of decline has considerably decreased in Q3. Based on the ongoing positive development of our business during quarter three, we have every reason to remain confident about 2005 and beyond."

* All figures are preliminary unaudited figures.

GROUP REVIEW

Net revenue (in € millions)	**9 months 2005**	**Q3 2005**	HY1 2005	Q2 2005	Q1 2005	9 months 2004	Q3 2004
PPS	**3,801**	**1,334**	2,467	1,292	1,175	3,707	1,278
Agencies/CE	**278**	**104**	173	94	79	323	107
Total net revenue	**4,079**	**1,438**	2,640	1,386	1,254	4,030	1,385
Net senior debt[1]	**277**	**277**	297	297	253	522	522
Subordinated convertible bonds[2]	**285**	**285**	285	285	285	150	150

[1] Net senior debt at the end of the reporting period. [2]Subordinated convertible bonds at nominal value.

REVENUE DEVELOPMENT

In the third quarter of 2005, net revenue for the Group was € 1,438 million (Q3 2004: € 1,385 million). Organic revenue growth was 4.3% or € 58 million.

The net effect of divestments and acquisitions led to a reduction in revenue of € 19 million, mainly due to the divestments of Hagemeyer Asia-Pacific Electronics (HAPE) per 1 April 2005 and of our PPS activities in India in September 2004.

Foreign exchange rate movements increased net revenue by € 14 million.

Organic growth for the PPS business was 4.9% in Q3 2005 (HY1 2005: 4.5%). Germany, Spain and North America were the main contributors to this growth.

FINANCIAL POSITION

The Group's net senior debt decreased from € 297 million as at 30 June 2005 to € 277 million as at 30 September 2005.

This decrease in the net senior debt in the third quarter is mainly the result of the positive cash flow in this period.

OUTLOOK

We reconfirm our outlook for 2005 and beyond.

- For 2005, we expect:
  - to further grow our net revenue, provided our markets do not deteriorate;
  - to achieve savings in operating costs that will at least offset inflationary and volume-related cost movements;
  - to achieve an operating result before exceptional items of at least € 70 million (HY1 2005: € 10 million);
  - to meet the financial covenants for the senior credit facility as at 31 December;
  - to charge net exceptional items of less than € 15 million in the second half of the year; and
  - to achieve a positive net result (before possible fair value adjustment of the conversion option on subordinated convertible bonds) in the second half of 2005.
- For 2006, we expect a return to profitability (i.e. a positive net result before possible fair value adjustment of the conversion option on subordinated convertible bonds).
- For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10%, depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.

* All figures are preliminary unaudited figures.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Organic growth[1]	9 months 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005	9 months 2004	Q3 2004
PPS Europe	**4.2%**	**3.2%**	4.6%	3.6%	5.3%	2.9%	2.9%
PPS Germany	*3.8%*	*5.8%*	*2.6%*	*3.3%*	*1.8%*	*-9.7%*	*-10.0%*
PPS UK	*0.3%*	*-0.2%*	*0.6%*	*-0.2%*	*1.3%*	*5.4%*	*4.9%*
PPS Other Europe	*7.1%*	*4.4%*	*8.2%*	*6.2%*	*10.1%*	*9.2%*	*9.6%*
PPS North America	**7.2%**	**9.8%**	5.8%	7.2%	4.2%	2.9%	5.9%
PPS USA	*6.4%*	*9.4%*	*4.8%*	*5.9%*	*3.7%*	*4.0%*	*8.2%*
PPS Asia-Pacific	**2.1%**	**1.9%**	1.4%	0.1%	4.1%	-0.7%	2.4%
PPS total	4.7%	4.8%	4.5%	4.1%	4.9%	2.6%	3.5%

[1] Organic growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions.

Net revenue in the third quarter for the PPS division amounted to € 1,334 million (Q3 2004: € 1,278 million). Organic growth was € 62 million. On the basis of the same number of working days, organic growth was 4.8% (HY1 2005: 4.5%; Q3 2004: 3.5%). Divestments led to a decrease in Q3 revenue of € 16 million. Foreign exchange rate movements had a positive impact of € 10 million.

Europe

Q3 2005 organic growth was 3.2% (HY1 2005: 4.6%). In Q3 2004, revenue increased by 2.9%.

Germany

Our revenue in the third quarter increased by 5.8%, compared to a decrease of 10% in the same period of last year and an increase of 2.6% in the first half of this year. Throughout 2005, Hagemeyer has been gaining market share in a further declining German electrical wholesale market. Both Construction and Installation (C&I) and Industry have contributed to sales growth. This positive evolution is the result of the combination of outstanding customer service, a considerably strengthened sales force and branch network and the impact of creative marketing and sales campaigns.

UK

Sales in the UK were practically flat in the third quarter (-0.2%), compared to a small growth in HY1 2005 (0.6%). We decided to postpone major sales initiatives until the fourth quarter and to continue instead to concentrate on improving gross margins, reducing costs and further streamlining our newly restructured logistics. The combination of excellent customer service levels, an almost 50% increase of the sales force of our main UK operating company and a spectacular sales campaign planned for Q4 should again lead to sales growth in the UK. Further significant progress is made in other key areas of our UK business. Gross margins are improving and operating expenses continue to go down. We therefore confirm our previous outlook for the UK. This means that, for 2005, we expect to halve the operating loss of 2004 and to return to a positive operating result in 2006.

Other Europe

In the Nordics region, growth in Q3 was 2.9%, compared to 10.7% growth in HY1 2005. This lower growth rate was mainly due to a decrease in telecommunication sales. Sales remain strong in the residential construction and utility markets.

In Spain, our sales in Q3 increased by 9.6%, which meant a further increase in market share. Both our C&I and Industry businesses contributed to this growth.

North America

North America showed a strong revenue growth of 9.8%. In the USA, Q3 organic revenue growth amounted to 9.4%. We benefited from a strong market, both in C&I and Industry and from increased government spending towards the end of the federal budget year.

Asia-Pacific

Q3 revenue growth in Asia-Pacific was 1.9%. The residential construction market in Australia remains depressed. Sales to Mining and Industry in general show good growth.

* All figures are preliminary unaudited figures.

AGENCIES/CONSUMER ELECTRONICS

Organic growth [1]	**9 months 2005**	**Q3 2005**	HY1 2005	Q2 2005	Q1 2005	9 months 2004	Q3 2004
Agencies/CE	**-9.1%**	**-3.5%**	-12.1%	-15.5%	-7.6%	4.0%	4.3%

[1] Organic growth: revenue growth not adjusted for working days, compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions.

In our Agencies and Consumer Electronics business, the rate of decline has decreased from 12.1% in the first half of the year to 3.5% in Q3. New product launches contributed to this improvement. Revenue for the third quarter was € 104 million (Q3 2004: € 107 million).

Foreign exchange rate movements had a positive impact of € 4 million. The net effect of divestments (the termination of certain agency contracts in Australia) and acquisitions led to a reduction in revenues of € 3 million in the period.

Recently, agreement has also been reached about our withdrawal from the Fuji Film business in the Netherlands, as was announced in a press release dated 25 July 2005. As of 31 October 2005, these activities will be continued through Fuji Photo Film (Europe) GmbH. The financial impact of this transaction will be minimal.

Naarden, 27 October 2005
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf
Investor Relations & Group Communications
tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

Hagemeyer had net revenues of € 4.1 billion in the first nine months of 2005 (full-year 2004: € 5.4 billion) and employs approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in more than 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of smaller countries in Asia.

The Hagemeyer Group has its head office in Naarden, the Netherlands.

Organic revenue growth[1] - not adjusted for working days

	9 months 2005	Q3 2005	HY1 2005	Q2 2005	Q1 2005	9 months 2004	Q3 2004
PPS Europe	**4.1%**	**3.4%**	4.5%	7.2%	1.7%	3.8%	3.3%
PPS Germany	***3.8%***	***5.8%***	*2.6%*	*6.7%*	*-1.4%*	*-8.8%*	*-8.6%*
PPS UK	***-0.2%***	***-0.2%***	*-0.2%*	*3.1%*	*-3.4%*	*5.9%*	*4.9%*
PPS Other Europe	***7.3%***	***4.8%***	*8.7%*	*10.1%*	*7.1%*	*10.3%*	*9.7%*
PPS North America	**7.3%**	**9.9%**	5.9%	7.6%	4.0%	3.5%	6.1%
PPS USA	***6.4%***	***9.4%***	*4.8%*	*5.9%*	*3.7%*	*4.5%*	*8.2%*
PPS Asia-Pacific	**1.3%**	**2.1%**	0.8%	4.0%	-2.6%	-0.3%	1.4%
PPS Total	**4.6%**	**4.9%**	4.5%	7.0%	1.9%	3.3%	3.8%
Agencies/CE	**-9.1%**	**-3.5%**	-12.1%	-15.5%	-7.6%	4.0%	4.3%
Group total	**3.6%**	**4.3%**	3.2%	5.1%	1.2%	3.4%	3.8%

[1] Organic revenue growth: revenue growth, not adjusted for working days, compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions

* All figures are preliminary unaudited figures.